June 25, 2012

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 10, 2012
File No. 001-34857

Dear Ms. Jenkins:

We are responding to the letter dated May 30, 2012 received by Gold Resource Corporation (the “Company”) containing comments raised by the staff following review of our Form 10-K for the year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012. As noted below, the Company proposes to revise its disclosure prospectively in lieu of amending its Form 10-K and/or Form 10-Q, in response to the staff’s comments.

Accordingly, the Company’s responses are as follows:

Form 10-K for the fiscal year ended December 31, 2011

No Proven or Probable Reserves, page 2

1.	We note your disclosure that your estimates of mineralized material did not meet the requirements for proven and/or probable reserves as of December 31, 2011. Please provide supplementally your estimated mineralized material as of that date and an estimate of your mine life at your current level of production. Please discuss your operating mine exploration/development program as it relates to ore control and mine production. Please provide an ore reconciliation if available.

Tia L. Jenkins

June 25, 2012

Response to Comment No. 1:

The Company performed an internal estimate of its mineralized material in November of 2009 to determine the feasibility of developing an underground mine on this mineralization. The assessment was based on the core drilling and other investigation performed up to that point on the Arista vein system. As requested, we are supplementally providing under separate cover to your office the estimated mineralized material as of December 31, 2011 and estimated mine life at the current level of production and underlying data.

Drilling in the mine area is primarily considered development drilling as it is there to assist the mine department and to expand the mineralization for mining. We have two underground drills and two surface drills assisting with this mine development. The data derived from this drilling gives the production staff information related to where the ore is and therefore assists with mine development and grade control.

At this time the Company does not have an ore reconciliation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 24

2.	We note your gold equivalent calculations for the years 2011 and 2010, but are unable to resolve how this is calculated from the information provided. Please provide your information used to develop these estimates and explain how these metrics are calculated.

Response to Comment No. 2:

The Company’s determination of its primary products and by-products for purposes of its cash cost per ounce calculations is based on the characteristics of the ore deposit on a mine-to-mine basis.

The Company’s El Aguila open pit gold mine achieved commercial production on July 1, 2010 and operated through February 2011. In March 2011, the Company commenced production at its La Arista underground mine, at which time the Company began producing gold, silver, copper, lead and zinc. Silver production at the El Aguila open pit mine was treated as a by-product with silver revenues deducted from mine operating costs to arrive at cash operating costs. As a result, silver production was not converted to gold equivalent production. Therefore, with respect to the El Aguila open pit mine statistics on page 24, there are no gold equivalent ounces attributable to silver production.

With respect to the La Arista underground mine, the Company elected to report its production on a gold equivalent ounce basis, with gold equivalent ounces produced being the sum of gold production, plus silver production divided by the realized gold to silver price ratio. Copper, lead and zinc revenues are treated as by-product revenue and deducted

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June 25, 2012

from mine operating costs to arrive at cash operating costs. Therefore, with respect to the La Arista underground mine statistics on page 24 of the Form 10-K, there are gold equivalent ounces attributable to silver production.

The weighted-average prices realized at the La Arista underground mine for the ten-month period ended December 31, 2011 were $1,644.44 per ounce of gold and $34.61 per ounce of silver. Total silver production at La Arista of 2,122,000 ounces is divided by the gold to silver price ratio of 47.513 ($1,644.44 / $34.61) to arrive at 44,661 gold equivalent ounces from silver. Gold equivalent ounces from silver in the table on page 24 is 44,573, which is different from the calculated number by less than 0.2% of the reported amount, or 88 gold equivalent ounces.

The weighted-average realized gold and silver prices for the La Arista underground mine and El Aguila open pit mine, on a combined basis, for 2011 were $1,596.68 per ounce of gold and $34.61 per ounce of silver. However, since the average realized gold and silver prices include both the La Arista and El Aguila mines, and since the methods of calculating cash costs were different at each mine in 2011 (La Arista on a gold equivalent basis - gold ounces produced, plus silver ounces converted to gold equivalent ounces; El Aguila on a gold only production basis with silver being treated as a by-product and not converted to gold equivalent ounces), the Company believes it is not appropriate to take silver production for both mines, and divide this number by the ratio of the weighted-average realized gold price to silver price for both mines, to calculate gold equivalent ounces produced.

The Company will expand and clarify its disclosure with respect to its gold equivalent ounce calculations in future filings.

3.	We note your payable metal calculation in your production table for the years 2011 and 2010. Please disclose how this estimate is calculated from the contained metal content of your mill feed material for all your salable metal products and provide the information used to calculate this estimate. Please file the smelter contracts/schedules and transportation/shipping contracts along with appropriate terms and conditions used to estimate your payable metal production from the Trafigura Company groups, the Consorcio Minero de Mexico Cormin Mex. S.A. de C.V. (“Consorcio”) and Trafigura Beheer, B.V. (“Beheer”). Please include all smelter deductions and transportation losses used in your estimates.

Response to Comment No. 3:

The Company intends to file its copper, lead and zinc concentrate sales contracts, and its concentrate shipping contracts as exhibits with its upcoming quarterly report on Form 10-Q.

Tia L. Jenkins

June 25, 2012

The concentrate sales contracts contain the terms and conditions that drive the calculations used in the payable metal calculations, and the provisional and final invoices.

Payable metal sold is not based on the contained metal content of the mill feed material of the salable metal products. Payable metal sold is based on assays, weight and moisture measurements taken at the mine site for the three concentrates that we produce (copper, lead and zinc), at the time the concentrate is shipped to buyer’s warehouse. Pursuant to the contracts, a 0.5% warehousing fee is deducted from the dry concentrate weight to arrive at provisional payable metal before smelter deductions. Smelter deductions, as defined in the concentrate sales contracts, expressed as a percent of payable metal (after the 0.5% warehouse deduction) and subject to a minimum deduction, are subsequently deducted to arrive at provisional payable metal sold. Provisional metal prices, as defined in the concentrate sales contracts, are applied to the provisional payable metal sold to arrive at the provisional invoice amount before treatment and refining charges, and penalties for impurities. Treatment, refining and penalty charges, as defined in the concentrate sales contracts, are subsequently deducted to arrive at the provisional invoice amount. The Company records revenue equal to 100% of the provisional invoice amount when title and ownership of the concentrate pass to the buyer upon delivery to the buyer’s warehouse. The concentrate sales contracts provide that the Company is paid 90% of the provisional invoice, plus value-added tax, ten calendar days after delivery of the concentrate to buyer’s warehouse. The final invoice is required to be paid three business days after final weights, prices and assays are known and presented in a final invoice.

Warehouse representatives weigh, obtain samples and measure moisture content for each shipment at the warehouse, supervised by a representative of the Company and the buyer, with the weight and moisture content calculated by the warehouse representatives considered final. Samples are assayed by an independent laboratory and considered final. The Company prepares a final invoice that accounts for these differences, and reflects the final price for the concentrates as defined in the concentrate sales agreements. The Company records an adjustment to revenue for the difference between the provisional invoice and the final invoice. The Company records revenue net of smelter deductions, refining charges and penalties for impurities. Shipping the concentrate from the mine site to the buyer’s warehouse is done by independent party not related to the buyer. Shipping costs of $1.8 million for 2011 and $0.2 million for 2010 were charged to production costs applicable to sales in the consolidated statements of operations.

The final selling price for all payable metals is the average metal price for the month following the month of delivery to the buyer’s warehouse (the Settlement Month). Daily metal prices are obtained from the following sources and averaged to determine the average monthly price:

Gold (au): London Bullion Market Association LONDON FINAL Quotation for Gold, as published in the Metal Bulletin in US dollars.

Tia L. Jenkins

June 25, 2012

Silver (ag): London Bullion Market Association spot price for Silver as published in the Metal Bulletin in US dollars.

Copper (cu): London Metal Exchange cash settlement quotation for Copper, as published in the Metal Bulletin in US dollars.

Lead (pb): London Metal Exchange cash settlement quotation for Lead, as published in the Metal Bulletin in US dollars.

Zinc (zn): London Metal Exchange cash settlement quotation for Special High Grade Zinc, as published in the Metal Bulletin in US dollars.

Provisional selling prices are the London Metals Exchange forward prices for the settlement month on the date the provisional invoice is issued.

The concentrate sales contracts provide for the following deductions, charges and fees:

	Copper (cu) Concentrate	Zinc (zn) Concentrate	Lead (pb) Concentrate
Warehouse deduction (weight) Smelter payable metal:	0.5%	0.5%	0.5%

Payable metal – cu, zn, pb	100% of cu content, Less 2% deduction	85% of zn content, subject to 8% minimum deduction	95% of pb content, subject to 3% min deduction

Payable metal – gold	95% of au content, subject to 1.5 gram minimum deduction	Deduct 2 au grams per tonne and then pay 70% of au content	95% of au content subject to 1.5 gram minimum deduction

Payable metal – silver	95% of ag content	Deduct 3 ag ounce per tonne and then pay 70% of ag content	95% of ag content, subject to a 50 gram minimum deduction

Refining charges:

Copper, zinc and lead	$0.355/payable lb cu, Increasing by 10% of cu price levels above $4.50/lb	None	None

Gold	$15 per ounce au	None	$15 per ounce au

Silver	$2 per ounce ag, increasing by $0.085/oz for each $1 that silver price exceeds $20/oz	None	$2.60 per ounce ag, increasing by $0.085/oz for each $1 that silver price exceeds $20/oz

Treatment charges	$355/tonne	$212/tonne, increasing by $0.12 for each $1/tonne increase in Zn price above $2,300/tonne	$369/tonne, increasing by $0.10 for each $1/tonne increase in pb price above $2,300/tonne

Penalty charges:

Lead/zinc	$2/tonne for each 0.1% combined pb/zn 4%	None	None

Arsenic/antimony	$3/tonne for each 0.1% combined arsenic & antimony exceeds 0.7%	None	$3/tonne for each 0.1% combined arsenic and antimony exceeds 0.7%

Other	No penalties, but copper concentrate elements cannot exceed: 0.05% Bismuth, 400ppm Selenium, 500ppm Fluorine	No penalties, but zinc concentrate elements cannot exceed: 6% Iron, 3% Silica, 0.4% Cadmium, 0.5% Combined arsenic & antimony	None

Tia L. Jenkins

June 25, 2012

Smelter deductions, refining fees, treatment charges and penalties are netted against sales of metal concentrates in the consolidated statements of operations. Total charges for these items were $11.7 million for 2011 and $0.6 million for 2010.

Non-GAAP Measures, page 25

4.	We note your cash cost per ounce disclosure in this section and elsewhere in your filing, and from the information provided we are unable to replicate your cash cost calculations. Please provide to us the detailed information you used to prepare the cash costs for your filing. We also note your cash cost calculation utilized guidance from the Gold Institute and is comparable to its cash operating cost calculation. Please clarify whether site specific corporate charges and/or mine development adjustments were utilized in your cash cost calculations. When making comparisons to other mining companies, please clarify whether you compare total cash costs and total production costs as calculated by the Gold Institute.

Tia L. Jenkins

June 25, 2012

Response to Comment No. 4:

	Year ended 12/31/11 (000’s)	Year ended 12/31/10 (100% El Aguila) (000’s)	La Arista Mine - 10 months ended 12/31/11 (000’s)	El Aguila Mine - 2 months ended 2/28/11 (000’s)	La Arista and El Aguila - 3 months ended 3/31/11 (000’s)
Mine cost of sales (1)	$17,957	$4,955			$2,437
Adjustments:
Treatment/refining charges (2)	11,659	552			658
By-product credits (3)	(14,357)	(2,342)			(1,895)
Depreciation, depletion and amortization (1)	(473)	(166)			(64)
Accretion (1)	(82)	(68)			(21)
Royalties (4)	(5,676)	(652)			(464)

Cash operating costs	$9,028	$2,279			$651
Gold equivalent ounces produced (not 000’s)	66,159	10,493			7,479

Cash operating cost per gold equivalent ounce (not 000’s)	$136	$217	$137	$87	$87

(1)	From Consolidated Statements of Operations.
(2)	Treatment and refining charges netted against sales of metals concentrate in Consolidated Statements of Operations.
(3)	Copper, lead and zinc revenues from La Arista underground mine, and silver revenues from El Aguila open pit mine. Amounts are included in sales of metals concentrate in Consolidated Statements of Operations.
(4)	Royalties on sales of metals concentrate (included in production costs applicable to sales in Consolidated Statements of Operations).

During the first quarter of 2011 when both the El Aguila open pit mine and the La Arista underground mine were in production (two months at El Aguila and one month at La Arista), the Company did not separately account for its operating costs at each mine. The total cash operating costs per ounce of gold for both mines was $87 for the three months ended March 31, 2011. This amount was reported as our cash operating cost per ounce of gold for the El Aguila mine for the two months ended February 28, 2011. The La Arista cash operating cost per ounce of gold equivalent of $137 for the ten months ended December 31, 2011 is a quarterly weighted average cash cost calculation that includes one month (March 2011) of first quarter 2011 cash operating costs for both mines of $87 in its calculation.

Mine development costs include costs incurred to make the mineral physically accessible, such as construction of the underground ramp, development drifts and mine infrastructure. As the Company does not have any proven and probable reserves as defined under SEC Industry Guide 7, the Company is considered an exploration stage company and is required to expense mine development costs until such time as it has proven and probable reserves. Mine development costs incurred by a company that has proven and probable reserves are typically capitalized and amortized on a units-of-production basis. Management does not consider mine development costs to be direct mining expenses as defined by the Gold Institute, and has therefore excluded these costs from the Company’s cash operating cost per gold equivalent ounce calculation. All material site-specific corporate charges are reflected in the Company’s cash operating cost per gold equivalent ounce calculation.

Management is not aware of any cash cost per ounce comparisons to other mining companies in any of its filings, however, in the corporate presentation posted on the Company’s website, management presents both total cash cost per ounce and cash operating cost per ounce, calculated in accordance with the Gold Institute standard, as compared to an

Tia L. Jenkins

June 25, 2012

independent report that reflects only gold industry average total cash costs. The Company intends to discontinue its use of cash operating cost per ounce and focus solely on total cash cost per ounce in its future filings and corporation presentations on its website, since the Company believes this measure is the predominate cash cost measure used by gold mining companies and gold industry analysts. Management does not believe it has ever used the Gold Institute’s total production cost measure in any of its filings or corporate presentations.

Liquidity and Capital Resources, page 27

5.	Please provide draft disclosure, to be included in future filings, that discusses your internal and external sources of funds to be used for royalty payments, dividends, budgeted exploration expenditures for 2012 and the cash needed to purchase bullion for in-kind dividends declared and distributed in order to comply with Item 303(a) of Regulation S-K. Please ensure that your revised disclosure specifically addresses the following:

•

Disclose how much you paid in royalty payments during each of the years presented and how you considered future payments in your 2012 cash flow requirements. Further ensure that you have adequately discussed royalty agreements and obligations in your liquidity section and contractual obligation table;

•

You disclose on pages 13-15 that you anticipate spending approximately $3 million on exploration properties during 2012. Please disclose this commitment as required by Item 303(a)(2) of Regulation S-K; and

•

Disclose the change in your dividend policy to discuss the in-kind dividends to be distributed, specifically quantifying the amount you anticipate paying out in cash, the amount you will need to fund any bullion purchases for in-kind dividends, the source of funds for these dividends and the impact these distributions will have on liquidity, if any.

Response to Comment No. 5:

The following is disclosure that the Company proposes to include in its MD&A for the Form 10-K and/or Form 10-Q, as appropriate:

The Company believes that based on current metal prices and the expected operating performance of the La Arista mine, the mine will generate sufficient cash flows for the Company to fund its expected disbursements for general and administration, exploration, construction and development, capital, income taxes and other items for at least the next twelve months. The Company also believes that cash flows generated from the La Arista mine will be sufficient for it to meet its objective of making cash distributions to shareholders of approximately one-third of mine gross profit as reflected in the consolidated statements of operations. The Company does not anticipate that it will need to pursue any external sources of financing during the next twelve months.

Tia L. Jenkins

June 25, 2012

The mineral concessions that comprise the Company’s La Arista underground mine are subject to a 4% net smelter returns royalty on sales of any gold and silver dore, and a 5% net smelter returns royalty on sales of any concentrate. The Company produces copper, lead and zinc concentrates, but no gold and silver dore, at its La Arista mine. The Company produced silver concentrate at its El Aguila mine. Royalties are considered mine operating costs and are funded from the sale of concentrates. Royalty expense is recorded based on provisional invoices and adjusted based on the final invoice. Royalties are paid when the Company receives full payment for its provisional and final invoices. For the years ended December 31, 2011 and 2010, the Company made royalty payments of $3.2 million and $0.6 million, respectively. The Company estimates that it will pay between $8 million and $12 million for royalties in 2012, subject to market prices for the metals in our concentrates, mine production and timing of final invoice settlements.

The Company targets cash distributions to its shareholders totaling approximately one-third of mine gross profit as reflected in the Consolidated Statements of Operations. Upon declaration of a dividend, each shareholder has the option to subsequently convert that cash dividend into physical gold and/or silver in the form of one troy ounce of .999 fine gold or .999 fine silver rounds minted by the Company. To the extent the Company does not hold sufficient gold or silver bullion to fabricate into rounds by the distribution payment date, the Company must purchase gold or silver bullion in the market. As this program is new, the Company has not adopted a formal policy for purchasing gold and silver bullion. The Company will purchase gold and silver bullion in the market at various times throughout the year, and intends to hold quantities of gold and silver bullion to enable it to meet, at a minimum, its forecast physical delivery requirement for rounds for the current and following month. The monthly dividend payment and/or the Company’s objective of distributing one-third of mine gross profit may be increased, decreased, suspended or discontinued at any time at the sole discretion of the Company’s Board of Directors.

The Company plans to spend approximately $3 million on drilling and other exploration related activities in the Oaxaca, Mexico region in 2012. The Company’s planned exploration expenditures are discretionary and could be significantly more or less depending on the results from the exploration programs.

Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 44

Significant Accounting Policies, page 44

Revenue Recognition, page 47

6.	We note that due to time elapsed between shipment and the final settlement with the buyer, you must estimate the prices at which sales of metals will be settled. These provisional sales are subject to adjustments upon final settlement. Please quantify for us the amount of adjustments that you recorded upon final settlement with the buyer for each period presented. To the extent that such adjustments were significant, also tell us the additional disclosures you intend to provide in future filings.

Tia L. Jenkins

June 25, 2012

Response to Comment No. 6:

The net adjustment recorded to sales in 2011 resulting from final settlement of provisional invoices in 2011 was a decrease to sales of $0.1 million. The net adjustment recorded to sales in 2010 resulting from final settlement of provisional invoices in 2010 was an increase to sales of $0.1 million.

In addition to the final settlement adjustments of the provisional invoices referred to above, the Company also marked-to-market its outstanding provisional invoices at December 31, 2011 and 2010. These provisionally priced sales contracts contain an embedded derivative that is required to be separated from the host contract. The host contract is the receivable from the sale of concentrates at the forward price at the time of sale. The embedded derivative is the final settlement based on a future price and is marked-to-market at each reporting period. These mark-to-market adjustments resulted in an increase to sales of $0.1 million at December 31, 2011 and a decrease to sales of $0.1 million at December 31, 2010.

We do not consider these adjustments to be material, and therefore do not believe that it is necessary or appropriate to provide additional disclosures in future filings, unless and until such time the adjustments become material.

Note 9. Shareholders’ Equity, page 54

Dividends, page 57

7.	We note that you paid dividends of $25.4 million and $7.7 million in 2011 and 2010 respectively. You also indicate under this heading and on page 19 that the dividends paid were charged against your additional paid-in capital for tax purposes. Please clarify whether you are legally allowed to declare dividends out of paid-in capital and how you determined that your accounting treatment is appropriate. Please cite the authoritative literature under GAAP that supports your conclusion.

Response to Comment No. 7:

As a Colorado corporation, the Company is governed by the Colorado Business Corporation Act. Section 7-106-401(3) of the Colorado Revised Statutes Annotated (2011) governs the payment of dividends and other distributions to shareholders and provides as follows:

(3) No distribution may be made if, after giving it effect:

(a) The corporation would not be able to pay its debts as they become due in the usual course of business; or

Tia L. Jenkins

June 25, 2012

(b) The corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Thus, the test for making distributions in a Colorado corporation includes the equity insolvency test and balance sheet (or net asset) test.1 Although the disjunctive “or” would seem to indicate that the Company could rely on either test, widely accepted commentary indicates that a corporation must satisfy both tests: first, that it can pay its debts as they become due and second, as a result of the distribution, the corporation’s assets would not be less than its liabilities plus preferential payments upon dissolution.2 The Company believes it has satisfied these tests since it began declaring and paying dividends in 2010 since at any dividend declaration date, the Company has had sufficient funds to pay its debts as they become due in the usual course of business and if liquidated, its assets would be greater than its liabilities (there are no preferential rights of any shareholders to be satisfied upon dissolution). Further, Colorado law does not make any distinction regarding sources of “surplus” for which it may use to pay distributions to its shareholders and therefore, the Company believes it can pay dividends from accumulated paid in capital.

As for the accounting treatment of the dividends, ASC 505-10 Dividends, Recognition further states that “Typically, dividends are charged to retained earnings, unless legally declared out of additional paid-in capital, even if those earnings are insufficient to cover them.”

The Company has determined to set aside and transfer funds from its cash account to a “special capital account” to make payment of any dividend. It was the intent of management and the Board of Directors that the “special capital account” was effectively a contra paid-in capital account. The Company’s filings state that the dividend was charged to paid-in capital.

[1]

The Company notes that Delaware corporate law relies on a surplus or net profits test for making distributions to shareholders and does not explicitly recognize a solvency test. D.G.C.L. § 170. “Surplus” is defined as the amount by which net assets exceed capital, where net assets are assets in excess of liabilities. D.G.C.L. § 154. The Delaware and Colorado tests are not identical, although the principle of the Delaware surplus test appears to be quite similar to the balance sheet or net asset test in Colorado. Based on the Company’s analysis, it would appear that in either jurisdiction, a corporation can properly declare and pay a distribution without current or accumulated net profits.

[2]	Krendl & Krendl, Colorado Methods of Practice, Colorado Business Corporation Act and Article 90 Deskbook, (West 2009).

Tia L. Jenkins

June 25, 2012

On pages 19 and 57 of our Form 10-K for the year ended December 31, 2011, we note that dividends were charged against paid-in capital (financial accounting treatment), and that the dividends were considered a return of capital dividend since the Company had no current or accumulated earnings and profits (tax accounting treatment). The tax accounting treatment of the dividend has no impact on the financial accounting treatment of the dividend, and vice versa. The Company has attempted to provide guidance to its shareholders concerning the unique treatment of its dividends for income tax purposes (a return of capital dividend for which the Company believes that the shareholder is entitled to reduce basis) in an effort to help clarify what appeared to be a confusing tax issue for the Company’s shareholders.

8.	We note you state on page 19 that dividends are dependent on a number of factors, including cash flows. You also state on your website that you target long-term dividend distributions of approximately 1/3 of cash flows. However, we note that you have declared $35.8 million of dividends from an accumulated negative cash flow of $47 million since inception. Please tell us and provide draft disclosure, to be included in future filings, that addresses why you continue to declare dividends when you have operated with negative cash flows in the past and how you plan to achieve your long-term dividend distributions goal as indicated in your website.

Response to Comment No. 8:

The Company’s net cash used in operating activities from August 24, 1998 (inception) to December 31, 2011 was $47 million. Prior to achieving commercial production at the El Aguilla open pit mine on July 1, 2010, net cash used in operating activities was principally funded through the issuance of common stock. Subsequent to July 1, 2010, the Company began to generate cash flow from its mine operations. In keeping with its policy, the Company hopes to distribute to its shareholders approximately one-third of its mine gross profit as reflected in the Consolidated Statements of Operations.

As stated in our Response to Comment No. 7 above, the Company believes that under Colorado law it satisfies the legal requirements necessary for it to make distributions to its shareholders.

The Company proposes the following additional draft disclosure for future filings: Under Colorado law, a corporation must satisfy the following criteria in order to make a distribution to its shareholders: After payment of the dividend, 1) it must be able to pay its debts as they become due in the usual course of business; and 2) its total assets must be greater than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Although the Company has accumulated negative cash flow from operating activities of ($xxx) from inception through (insert reporting date), the Company believes that it satisfies the legal requirements under Colorado law to make distributions to its shareholders.

Tia L. Jenkins

June 25, 2012

The Company targets distributions to its shareholders totaling approximately one-third of mine gross profit as reflected in the Consolidated Statement of Operations. The Company intends to retain the remaining cash generated from its mining operations to fund general and administrative, exploration, construction and development, capital, income taxes and other expenditures. The Company believes that based on the expected operating performance of the La Arista mine, spot metal prices, and expected expenditures for general and administrative, exploration, construction and development, capital, income taxes and other disbursements, it can achieve its objective of distributing to its shareholders approximately one-third mine gross profit. The monthly dividend payment and/or the Company’s objective of distributing one-third of mine gross profit may be increased, decreased, suspended or discontinued at any time at the sole discretion of the Company’s Board of Directors.

9.	We note you disclose on page 19 that you intend to make in-kind distributions to shareholders and declare regular monthly dividends of $0.05 per share starting in August 2011. You also indicate on page 49 that the bullion in the amount of $2.5 million as of December 31, 2011 may be used for this program. Please address the following points:

•

Provide a detailed description of this in-kind distribution option, including whether or not the shareholder has the option to select either the cash dividend or in–kind dividend. To the extent the shareholder has the option to select the form of dividend, please tell us and disclose how you plan to implement this policy, including the amount and timing of purchasing the bullion to fund the in-kind dividend or funding the cash dividend. To the extent the shareholder does not have an option to select the form of dividend, tell us and disclose your policy for how you determine who will receive cash and who will receive bullion; and

•

Cite the authoritative literature you rely on in accounting for this in-kind distribution to shareholders and any related option by the shareholder to select either the bullion or the cash distribution.

Response to Comment No. 9:

The Company’s dividends to all shareholders are paid in cash; however, each shareholder has the option to subsequently convert that cash dividend, or any portion thereof, into physical gold and/or silver. Therefore, the dividends that the Company makes to its shareholders are cash dividends and not in-kind dividends for accounting purposes. The shareholder must opt-in to the physical dividend program and request the conversion of their cash dividend, or any portion thereof, into physical gold and or silver. For those shareholders who elect to convert their cash dividend into gold and/or silver, the gold and silver will be delivered in the form of one troy ounce of .999 fine gold rounds or one troy ounce of .999 fine silver rounds minted

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June 25, 2012

with the name of Gold Resource Corporation and other engravings on the round denoting the year of commercial production, location of the Company’s mining unit, etc. No action is required by any shareholder who elects not to participate in the physical metals program and convert any portion of their cash dividend into Gold Resource Corporation rounds. For those shareholders who wish to convert any portion of their cash dividend into Gold Resource Corporation gold or silver rounds, the process is as follows:

•

Shareholders must register and hold their Gold Resource Corporation common shares in their name directly with the Company’s transfer agent, Computershare Investor Services, and not through a brokerage house or other intermediary. This is a requirement so the Company can locate and validate the shareholder’s position in the Company’s common stock.

•	Shareholders must set up an individual account with Gold Bullion International (“GBI”), 225 Liberty Street New York, NY 10006. GBI facilitates the cash to gold and silver conversion.

•

Shareholders then direct their cash dividend check issued by Computershare to be electronically sent to that shareholder’s GBI account for the option to have it, or any portion thereof, converted into rounds. The election to convert all or any portion of the shareholder’s cash dividend into Gold Resource Corporation silver or gold rounds is governed by an agreement between the shareholder and GBI.

•

Shareholders with accounts at GBI who wish to change their current gold, silver and/or cash allocations for their cash dividend must do so at any time up to midnight EDT on the date preceding the monthly dividend record date. (The Company issues a press release with details of each dividend declaration, and the dividend record and payment dates.)

•

On the dividend record date, the number of ounces of physical gold and/or silver of Gold Resource Corporation rounds to be converted and distributed to the shareholder’s individual account on the dividend payment date is calculated as the dollar value of that portion of the cash dividend the shareholder elected to convert to gold or silver, divided by the London Bullion Market PM gold fix on the record date or the London Bullion Market silver fix on the record date.

•

Only whole ounces of gold and silver are credited to a shareholder’s individual account on the dividend payment date. The cash value attributable to fractional ounces will remain in the shareholder’s individual account as cash until such time as future dividends provide the shareholder with sufficient cash to convert to whole ounces of gold or silver based on the London PM gold fix and silver fix on a future dividend record date, and based on the shareholder’s self-directed gold, silver and/or cash allocations in effect at that time. The shareholder may also choose to move their cash out of their GBI account. Shareholders cannot move cash into their GBI account for conversion into gold and silver. Only their cash dividend sent from Computershare is eligible for conversion.

Tia L. Jenkins

June 25, 2012

The physical flow of cash and gold/silver is as follows:

•

The Company’s holdings of gold and silver bullion, and minted Gold Resource Corporation rounds, are stored in a vault of a third party mint where the rounds are fabricated. Gold and silver rounds pulled from treasury for the optional shareholder cash to physical gold and silver conversions are replaced every month.

•

The day after the dividend record date, the Company would be notified by GBI of the number of whole ounces of gold and silver rounds to be delivered to GBI for credit to the shareholder accounts on the dividend payment date.

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The dividend payment date is generally 10 to 14 days after the dividend record date. To the extent the Company does not have a sufficient number of gold or silver rounds on hand, it takes the mint 3-4 days to fabricate the gold or silver rounds required to be delivered to GBI by the dividend payment date. To the extent the Company does not hold sufficient gold or silver bullion to fabricate into rounds by the dividend payment date, the Company must purchase gold or silver bullion in the market. As this program is new, the Company does not have a policy for purchasing gold and silver bullion for minting into gold and silver rounds. The Company will purchase gold and silver bullion in the market at various times throughout the year, and intends to hold quantities of gold and silver bullion to enable it to meet, at a minimum, its forecast physical delivery requirement for rounds for the current and following month.

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The Company funds a trust account at Computershare Investor Services, which subsequently wires the cash dividend to the shareholder’s account at GBI on the dividend payment date. Based on each shareholder’s allocation of the cash dividend between gold and silver (based on the gold PM fix and silver fix on the dividend record date plus costs of minting, shipping, handling and storage), and cash, GBI credits each shareholder’s account for the appropriate number of gold and silver rounds, and then credits the Company’s GBI account for that portion of the cash dividend that was exchanged for gold and silver rounds. GBI is instructed to take that cash in the Company’s GBI account and purchase gold and silver bullion to replace the metal ounces that were converted and distributed to the shareholders.

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ASC Topic 815 “Derivatives and Hedging” does not consider gold and silver bullion (including the Company’s gold and silver rounds) to be readily convertible to cash and therefore requires that this asset be carried at the lower of cost or market, with unrealized and realized gains and losses recorded in the statement of operations. Unrealized gains and losses are recorded at each quarter end reporting date, whereas realized gains and losses are recorded when the gold or silver bullion is sold, or on the dividend record date when the quantity of gold and silver rounds that will be delivered to shareholders is known.

Tia L. Jenkins

June 25, 2012

In addition to the foregoing responses, the Company also hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further suggestions from the staff.

We look forward to hearing from you.

Sincerely,

/s/ Bradley J. Blacketor

Bradley J. Blacketor

Chief Financial Officer

cc:	David Babiarz, Esq.

Wesley Stark